October 19, 2021

Mr. Gary Newberry

Ms. Mary Mast

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	PTC Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Response dated September 23, 2021 File No. 001-35969

Dear Mr. Newberry and Ms. Mast:

This letter is submitted on behalf of PTC Therapeutics, Inc. (the “Company” or “PTC”) in response to written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 6, 2021 with respect to the Company’s response dated September 23, 2021 to the Staff’s letter dated August 26, 2021 with respect to PTC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as filed with the Commission on February 25, 2021 (the “2020 Form 10-K”). The Staff’s comment is reproduced below and the Company’s corresponding response follows accordingly.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis

Results of Operations for the years ended December 31, 2020 and 2019

Net product revenue, page 153

1.	We acknowledge your response to comment number 1, but respectively believe that disclosure of product revenue by each significant product would be useful information for an investor, even if there are only two products. Please confirm that you will provide disclosure in future filings. To the extent that one of the products is not generating significant product revenue, please state that fact. Also, revise to provide disaggregated information by product in your financial statements pursuant to ASC 606-10-55-89 through 55-91 or tell us how you have met the disclosure requirements.

Response: The Company confirms that in future filings it will disclose the product revenue of each significant product in the narrative of the “Net product revenue” subsection of “Management’s Discussion and Analysis”.

The following paragraph, with an updated narrative for the fiscal year ended December 31, 2020, reflects how PTC plans to enhance its disclosures in its future filings:

Net product revenues. Net product revenue was $333.4 million for the year ended December 31, 2020, an increase of $42.1 million, or 14%, from net product revenue of $291.3 million for the year ended December 31, 2019, primarily stemming from net product sales of Translarna and Emflaza. Translarna net product revenue was $191.9 million for the year ended December 31, 2020, an increase of $1.9 million, or 1%, compared to $190.0 million for the year ended December 31, 2019. These results were driven by broader uptake due to new patients in existing geographies, geographic expansion, and label updates. Emflaza net product revenue was $139.0 million for the year ended December 31, 2020, an increase of $38.0 million, or 38%, compared to $101.0 million for the year ended December 31, 2019. The increase was primarily due to the increase of new patient prescriptions and higher patient compliance.

Additionally, the Company confirms that in future filings it will revise its disclosure in its financial statements to provide disaggregated information by product pursuant to ASC 606-10-55-89 through 55-91.

The following paragraphs, with an updated footnote 13 “Revenue Recognition” for fiscal year ended December 31, 2020, reflects how PTC plans to enhance its disclosures in its future filings:

The Company views its operations and manages its business in one operating segment.

During the twelve months ended December 31, 2020, 2019, and 2018, net product sales in the United States were $139.0 million, $101.0 million, and $92.0 million respectively, consisting solely of sales of Emflaza, and net product sales outside the United States were $194.4 million, $190.3 million, and $171.0 million respectively, consisting of sales of Translarna, Tegsedi, and Waylivra. Translarna net product revenues made up $191.9 million, $190.0 million and $171.0 million of the net product sales outside the United States for the twelve months ended December 31, 2020, 2019 and 2018, respectively. For the twelve months ended December 31, 2020 and 2019, two of the Company’s distributors each accounted for over 10% of the Company’s net product sales. For the twelve months ended December 31, 2018, three of the Company’s distributors each accounted for over 10% of the Company’s net product sales.

* * *

Thank you for your consideration of our response to your comments. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (908) 912-9327.

Sincerely,

PTC Therapeutics, Inc.

/s/ Emily Hill
Emily Hill
Chief Financial Officer